                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
                US$500,000,000 5% Global Notes due March 28, 2006






                    Filed pursuant to Rule 3 of Regulation BW






                               Dated: May 3, 2001

         The following information regarding the US$500,000,000 5% Global Notes due March 28, 2006 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15,
2000) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

         (a) US$500,000,000 5% Global Notes due March 28, 2006. Upon issuance, the Notes will be consolidated and form a single issue with the US$3,500,000,000 5% Global Notes due March 28, 2006 (the "Original Notes"), the report for which is already on file with the Securities and Exchange Commission.

         (b) The interest rate will be 5%, payable semiannually on the 28th of each of March and September, commencing on September 28, 2001 through and including March 28, 2006.

         (c) Maturing March 28, 2006. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d)      Not applicable.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)      Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)      See Prospectus, pages 6-10.

         (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

     Item 2.  DISTRIBUTION OF OBLIGATIONS

         As of March 29, 2001, the Bank entered into a Terms Agreement with HSBC Securities (USA) Inc., Morgan Stanley & Co. International Limited, and UBS AG, acting through its business group UBS Warburg (collectively, the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating US$500,000,000 at 98.85% of par, less commissions of 0.10%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. The delivery of the Notes was made on April 2, 2001.

         The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

         The Managers propose to offer all the Notes to the public at the public offering price of 98.85%.

     Item 3.  DISTRIBUTION SPREAD


              Price to              Selling Discounts     Proceeds to the
               Public                and Commissions          Bank(1)
        ---------------------       -----------------   ------------------
          Per Unit: 98.888%                0.10%              98.788%
        Total: US$493,940,000           US$500,000      US$494,217,777,78(2)

     Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

     Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

     Item 7.  EXHIBITS

                  A. Pricing Supplement dated April 25, 2001.
                  B. Terms Agreement dated April 25, 2001.


--------
(1) Without deducting expenses of the Bank, which are not yet known.
(2) Total net proceeds include US$277,777.78 of interest accrued from the issue date of the Original Notes to the issue date of the Notes (i.e., the period from March 28, 2001 to April 2, 2001), calculated on a 30/360 day count basis.

                                                                     EXHIBIT A


                               PRICING SUPPLEMENT
                                       AND
                             SUPPLEMENTAL PROSPECTUS


             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                          Global Debt Issuance Facility

                                    No. 884-2

              U.S. $500,000,000 5% Global Notes due March 28, 2006




                                      HSBC
                           MORGAN STANLEY DEAN WITTER
                                   UBS WARBURG




               The date of this Pricing Supplement is March 29, 2001.

This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue that is the subject of this Pricing Supplement. These are the only terms that form part of the form of Notes for such issue.


 1.    No.:                                 884-2

 2.    Aggregate Principal Amount:          U.S. $500,000,000

                                            The Notes will be
                                            fungible and form a
                                            single issue with the
                                            Bank's existing
                                            US$3,500,000,000 5%
                                            Notes due March 28,
                                            2006.

 3.    Issue Price:                         98.888 percent of the aggregate
                                            principal amount plus four days'
                                            accrued interest

 4.    Issue Date:                          April 2, 2001

 5.    Form of Notes
       (Condition 1(a)):                    Fed Bookentry only (not exchangeable
                                            for Definitive Fed Registered Notes,
                                            Conditions 1(a) and 2(b)
                                            notwithstanding)

 6.    Authorized Denomination(s)
       (Condition 1(b)):                    U.S. $1,000 and integral multiples
                                            of U.S. $1,000 in excess thereof.

 7.    Specified Currency
       (Condition 1(d)):                    United States dollars (U.S.$)

 8.    Maturity Date:                       March 28, 2006


 9.    Interest Basis
       (Condition 5):                       Fixed Interest Rate


10. Fixed Interest Rate (Condition 5(I)):

    (a)  Interest Rate:                     5 percent per annum

    (b)  Fixed Rate Interest Payment        Each March 28 and September 28,
         Date(s):                           commencing on September 28, 2001 and
                                            ending March 28, 2006


11. Relevant Financial Center:              New York

12. Relevant Business Day:                  New York

13. Issuer's Optional Redemption
       (Condition 6(e)):                    No

14. Redemption at the Option of the
       Noteholders (Condition 6(f)):        No

15. Governing Law:                          New York


OTHER RELEVANT TERMS


 1. Listing (if yes, specify Stock
    Exchange):                              Luxembourg Stock Exchange

 2. Details of Clearance System
    Approved by the Bank and the Global
    Agent and Clearance and Settlement
    Procedures:                             U.S. Federal Reserve Banks Bookentry
                                            system; Euroclear; Clearstream
                                            Banking, societe anonyme

 3. Syndicated:                             Yes

 4. If Syndicated:

    (a)  Liability:                         Several and not joint

    (b)  Lead Managers:                     HSBC Securities (USA) Inc.
                                            Morgan Stanley & Co. International
                                              Limited
                                            UBS AG, acting through its business
                                              group UBS Warburg

    (c)  Stabilizing Manager                HSBC Securities (USA) Inc.

 5. Commissions and Concessions:            0.025% combined management and
                                            underwriting commission; 0.075%
                                            selling commission

 6. Codes:

    (a)  Common Code:                       012723512

    (b)  ISIN:                              US459056QG54

    (c)  CUSIP:                             459056QG5


 7. Identity of Dealer(s)/Manager(s):       HSBC Securities (USA) Inc.
                                            Morgan Stanley & Co. International
                                            Limited
                                            UBS AG, acting through its
                                            business group UBS Warburg

 8. Other Address at which Bank
    Information Available:                  None

GENERAL INFORMATION

The Bank's most recent Information Statement was issued on September 15, 2000.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

RECENT DEVELOPMENTS

Effective March 1, 2001, the Bank has placed all of its loans to or guaranteed by the Republic of Cote d'Ivoire in non-accrual status. As of that date, the principal amount outstanding on Bank loans to the Republic of Cote d'Ivoire was approximately US$592 million, or 0.5 percent of the Bank's total outstanding loans, and overdue payments totaled US$74.9 million. As a result of the Republic of Cote d'Ivoire's loans entering non-accrual status, the Bank will increase its loan loss provisions with respect to these loans by an amount currently estimated at US$150 million. That action, together with a charge of approximately US$45 million for interest payments and charges not received, will result in the Bank's net income for the third quarter ending March 31, 2001 being reduced by approximately US$195 million. The Bank's net income for the fiscal year ended June 30, 2000 was US$2 billion.





       INTERNATIONAL BANK FOR RECONSTRUCTION

         AND DEVELOPMENT





       By:
          ----------------------------------

            Authorized Officer

                     INTERNATIONAL BANK FOR RECONSTRUCTION
                               AND DEVELOPMENT
                              1818 H Street, NW
                             Washington, DC 20433



                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                                33 Liberty Street
                                New York, NY 10045



                         LEGAL ADVISORS TO THE MANAGERS
                                Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                               Washington, DC 20006

                                                                     EXHIBIT B


                         TERMS AGREEMENT NO. 884-2 UNDER
                                  THE FACILITY

                                                            As of March 29, 2001

International Bank for Reconstruction and
    Development
1818 H Street, N.W.
Washington, D.C.  20433

                  The undersigned agree to purchase from you (the "Bank") the Bank's 5% Global Notes Due March 28, 2006 (the "Notes") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "Pricing Supplement") at 10:00 a.m. New York time on April 2, 2001 (the "Settlement Date") at an aggregate purchase price of US$494,217,777.78 (which is 98.788% of the aggregate principal amount of the Notes plus accrued interest of four days on the aggregate principal amount) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from each of Sullivan & Cromwell and Deloitte & Touche Tohmatsu (International Firm) addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

         1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 98.888 percent of the principal amount of the Notes plus four days' accrued interest on the principal amount, less a management and underwriting fee of 0.025 percent of the principal amount and a selling concession of
                  0.075 percent of the principal amount).

                  The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:


                  Name                                       Principal Amount
                  ------------------------------------       ----------------
                  HSBC Securities (USA) Inc.                 U.S. $165,000,000
                  Morgan Stanley & Co. International
                        Limited                              U.S. $165,000,000
                  UBS AG, acting through its business
                        group UBS Warburg                    U.S. $170,000,000

         2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No.021-000-021 (CHASE NYC/HSBCSI); and payment of the purchase price specified above shall be made in immediately available funds to the Bank's account at the Federal Reserve Bank of New York: ABA No. 021-081-1383 (IBRD A-General).

         3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed HSBC Securities (USA) Inc. as Stabilizing Manager with respect to this issue of Notes.

         4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

         5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

         6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                  For purposes hereof, the notice details of each of the undersigned are as follows:

                  c/o HSBC SECURITIES (USA) INC.
                  452 Fifth Avenue
                  New York, NY 10018
                  Attention: Pam Kendall
                  Telephone: (212) 525-3458
                  Fax:(212) 525-0239


         7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                           HSBC SECURITIES (USA) INC.
                           MORGAN STANLEY & CO. INTERNATIONAL LIMITED
                           UBS AG, acting through its business group UBS WARBURG (the "Managers")

                           BY:  HSBC SECURITIES (USA) INC.

                                 By:
                                    ---------------------------
                                  Name:
                                  Title:


CONFIRMED AND ACCEPTED, as of the date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
     AND DEVELOPMENT


By:
   ----------------------------
  Name:
  Title:  Authorized Officer

























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